SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Check One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from __________ to __________

Commission file number 33-35386

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHATTEM, INC. SAVINGS AND INVESTMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHATTEM, INC., 1715 West 38th Street, Chattanooga, Tennessee 37409

REQUIRED INFORMATION

The Chattem, Inc. Savings and Investment Plan (“the Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules for the Plan for the two fiscal years ended December 31, 2005 and 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are set forth on the immediately following pages and incorporated herein by reference.

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of net assets available for benefits (modified cash basis)	2
Statements of changes in net assets available for benefits (modified cash basis)	3
Notes to financial statements	4-9

SUPPLEMENTAL SCHEDULES

Schedule H, line 4i - Schedule of assets held at end of year (modified cash basis)	10

Report of Independent Registered Public Accounting Firm

To the Pension Plan Committee
Chattem, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Chattem, Inc. Savings and Investment Plan as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Chattem, Inc. Savings and Investment Plan as of December 31, 2005 and 2004 and the changes in its net assets available for benefits for the years then ended on the basis of accounting described in Note 1.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lattimore, Black, Morgan & Cain, P.C.

Brentwood, Tennessee
June 12, 2006

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2005 and 2004

	2005	2004

ASSETS

Investments, at fair value:
Cash	$171,964	$240,006
Pooled separate accounts	14,193,118	12,882,795
Chattem, Inc. common stock	3,788,454	4,450,461
Money market account	—	8
Participants loans	858,424	796,984

Total investments, at fair value	19,011,960	18,370,254

Investment contract with insurance company, at contract value	7,280,281	4,796,624

Net assets available for benefits	$26,292,241	$23,166,878

The Notes to Financial Statements are an integral part of these statements.

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
Years Ended December 31, 2005 and 2004

	2005	2004

Additions to nets assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,450,182	$3,948,127
Interest and dividends	243,014	104,786

Total investment income	1,693,196	4,052,913

Contributions:
Participants	1,518,773	1,393,341
Employer	997,444	949,974
Transfers from qualified plans	291,716	180,841

Total contributions	2,807,933	2,524,156

Total additions	4,501,129	6,577,069

Deductions from net assets attributed to:
Benefits paid to participants	(1,370,342)	(1,144,223)
Administrative expenses	(5,424)	(1,701)

Total deductions	(1,375,766)	(1,145,924)

Net increase	3,125,363	5,431,145

Net assets available for benefits:
Beginning of year	23,166,878	17,735,733

End of year	$26,292,241	$23,166,878

The Notes to Financial Statements are an integral part of these statements.

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

Note 1.	Summary of Major Accounting Policies and Plan Characteristics

The following description of the Chattem, Inc. Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan, established January 1, 1985, is a defined contribution employee benefit plan providing retirement benefits to eligible participants. All employees who are residents of the United States are eligible to participate in the Plan upon the completion of six months of service. However, merchandising and leased employees are not eligible. The employer, as defined by the Plan, is Chattem, Inc.

Vesting:

Participants are fully vested in all contributions made and all earnings (losses) allocated to their accounts.

Payment of benefits:

The Plan provides that a participant may begin receiving normal retirement benefits upon attaining normal retirement age or early retirement age, as defined by the plan document. Further, participants may receive an in-service distribution upon attaining age 59-1/2. Benefits are recognized when paid. There were no amounts allocated to participants who had withdrawn from the Plan, but had not been paid as of December 31, 2005 or 2004.

Contributions:

The Plan is a contributory plan whereby an employee who elects to participate can contribute any amount allowed by the Internal Revenue Code (“IRC”). The employer contributes to the Plan matching contributions equal to 25 percent of each participant’s salary deferral contributions up to 6 percent of the participant’s total compensation. Additional participant contributions over 6 percent of total compensation are not subject to employer matching contributions. For 2005 and 2004 plan years, an additional employer contribution of 3% was made on behalf of eligible participants. An additional 2% employer contribution was made to all non-highly compensated participants for plan years 2005 and 2004 who had a combined age and service of 65 years or greater as of December 31, 2000.

Participants direct the investment of the contributions into various investment options offered by the Plan. The Plan currently offers Chattem, Inc. stock, pooled separate accounts with various risk levels and objectives, and an investment contract.

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

Note 1.	Summary of Major Accounting Policies and Plan Characteristics (continued)

Participant loans:

Participants who have been active participants in the Plan for a minimum of one year are eligible to make application for a loan. The Trustee is authorized to make loans, as directed by the Administrator, in amounts that comply with specific formulas in the plan documents. The minimum principal of any loan is $1,000. The term of a loan may not exceed five years unless it is made for a principal residence. Loans are collateralized by 50 percent of the participant’s vested interest in the Plan. Interest rates are to be at a fixed rated determined by the duration, repayment method, and market rate as provided by the U.S. Department of Labor.

Participant accounts:

Each participant’s account is credited (charged) with the participant’s contribution, the employer’s matching contribution, and an allocation of employer elective contributions and plan earnings (losses). Plan earnings (losses) are allocated based on average account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Administration:

Administration of the Plan is vested in a pension plan committee appointed by the Board of Directors of Chattem, Inc. The trustee of the Plan effective September 1, 2004 is Investor Bank and Trust Company. A trust agreement dated September 1, 2004, provides for the investment of trust funds and prescribes the powers, duties, obligations, and functions of the Trustee. The trustee of the Plan prior to September 1, 2004 was the Putnam Fiduciary Trust Company. A trust agreement dated December 6, 1999, provided for the investment of trust funds and prescribed the powers, duties, obligations, and functions of the trustee.

Plan termination provisions:

Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Voting rights:

Each participant is entitled to exercise voting rights attributable to the shares of employer common stock allocated to his or her account and is notified by the trustee prior to the time such rights are to be exercised.

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

Note 1.	Summary of Major Accounting Policies and Plan Characteristics (continued)

Basis of accounting:

The plan prepares its financial statements on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under this basis, additions to net assets (other than appreciation (depreciation) in fair value of investments) are recognized when collected rather than when earned, and deductions from net assets are recognized when paid rather than when incurred. Consequently, certain income and expenses are recognized in different reporting periods than they would be if the financial statements were prepared in conformity with accounting principles generally accepted in the United States of America.

Administrative expenses:

Under the terms of the Plan, investment management fees are paid by the participant and administrative expenses are paid by the Plan. Historically, such administrative expenses have been paid by the employer through reimbursement to the Plan. The employer has represented to the Plan that future administrative expenses will be reimbursed to the Plan.

Use of estimates:

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2.	Tax Status of the Plan

The Plan obtained its latest determination letter on August 18, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter.

However, the plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

Note 3.	Investments

Certain of the Plan’s investments are stated at fair value. Fair value of the participation units in the pooled separate accounts is based on quoted redemption values on the last business day of the plan year. Chattem, Inc. common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

Investment contracts with insurance companies are stated at contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded when received.

The fair value of individual investments representing 5 percent or more of the Plan’s net assets at December 31, 2005 and 2004, is as follows:

	2005	2004

Chattem, Inc. common stock	$3,788,454	$4,450,461
Destination Retirement 2030	1,698,957	1,487,670
Sel Fundamental Value (Wellington)	3,095,279	2,767,836
Sel Indexed Equity (Northern Trust)	2,581,844	2,293,714
Sel Overseas (AmerCent/Harris)	2,393,816	1,927,463
Sel Small Company Value (Clover/TRP/EARNEST)	1,835,750	2,186,294
Investment contract with insurance company	7,280,281	4,796,624

	22,674,381	19,910,062
All other investments	3,617,860	3,256,816

Total investments	$26,292,241	$23,166,878

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

Note 3.	Investments (continued)

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,450,182 and $3,948,127 as follows:

	2005	2004

Pooled separate accounts	$836,803	$1,302,767
Shares of registered investment companies	—	2,269,239
Common stock	613,379	376,121

	$1,450,182	$3,948,127

Note 4.	Investment Contract with Insurance Company

In 2004, the Plan entered into a benefit-responsive investment contract with an insurance company, Massachusetts Mutual Life Insurance Company. The insurance company maintains the Plan’s contributions in a pooled account, which is credited with earnings on the underlying investments and charged for participant withdrawals, investment losses and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Massachusetts Mutual Life Insurance Company. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals, losses and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value, which approximates fair value, of the investment contract was $7,280,281 and $4,796,624 as of December 31, 2005 and 2004, respectively. The average yield and crediting interest rates were approximately 3% and 4% for 2005 and 2004, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 3%. Such interest rates are reviewed on a semi-annual basis for resetting.

In December 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which affects defined contribution pension plans and health and welfare plans that hold fully benefit-responsive investment contracts. The FSP provides for new financial statement presentation and disclosure requirements and is effective for financial statements with plan years ending after December 15, 2006.  The adoption of this standard in 2006 is not expected to have a material impact on the Plan's financial position.

Note 5.	Related Party Transactions

Certain plan investments are shares of common stock of Chattem, Inc., the plan sponsor. Therefore these investments qualify as party-in-interest transactions. Certain other investments are managed by the record keeper of the Plan, Massachusetts Mutual Life Insurance Company, and also qualify as party-in-interest transactions.

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

Note 6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN
EIN 62-0156300
PLAN 003

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
(MODIFIED CASH BASIS)
December 31, 2005

(a)
Identity of Party Involved	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Cash	Interest-bearing Cash	**	$171,964

*	Common stock - Chattem, Inc.	Common Stock	**	3,788,454

*	Massachusetts Mutual Life Insurance	Premier Cap Appreciation (OFI)	**	229,891

*	Massachusetts Mutual Life Insurance	Premier Core Bond (Babson)	**	822,981

*	Massachusetts Mutual Life Insurance	Destination Retirement 2010	**	423,720

*	Massachusetts Mutual Life Insurance	Destination Retirement 2020	**	392,154

*	Massachusetts Mutual Life Insurance	Destination Retirement 2030	**	1,698,957

*	Massachusetts Mutual Life Insurance	Destination Retirement 2040	**	66,421

*	Massachusetts Mutual Life Insurance	Destination Retirement Income	**	212,100

*	Massachusetts Mutual Life Insurance	Sel Focus Value (Harris/C&B)	**	440,205

*	Massachusetts Mutual Life Insurance	Sel Fundamental Value (Wellington)	**	3,095,279

*	Massachusetts Mutual Life Insurance	Sel Indexed Equity (Northern Trust)	**	2,581,844

*	Massachusetts Mutual Life Insurance	Sel Overseas (AmerCent/Harris)	**	2,393,816

*	Massachusetts Mutual Life Insurance	Sel Small Company Value (Clover/TRP/EARNEST)	**	1,835,750

	Total pooled separate accounts			14,193,118

	Investment contract - Massachusetts Mutual Life Insurance
*		Guaranteed Interest Account	**	7,280,281

*	Participant loans	Loans to participants, interest at 5.00% to 10.50%	**	858,424

				$26,292,241

*	Represents a party-in-interest

**	Not required for participant directed plans.

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHATTEM, INC. SAVINGS AND INVESTMENT PLAN

Date: June 29, 2006	By:	/s/ Robert E. Bosworth
Member of Chattem, Inc. Pension Plan Committee

Index of Exhibits

Exhibit 23.1-	Consent of Lattimore, Black, Morgan & Cain, P.C.